Law Offices of
Gretchen Cowen, APC

6100 Innovation Way ▪ Carlsbad, California  92009
Telephone (760) 931-0903 ▪ Facsimile (760) 438-3026

July 13, 2011

VIA EDGAR SUBMISSION

Division of Corporate Finance
United States Securities & Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, DC 20549

Attn:	Ms. Lauren Nguyen, Attorney-Advisor

Re:	Pacific Entertainment Corporation
Amendment No. 1 to Form 10-12G
Filed June 17, 2011
File No. 000-54389

Dear Ms. Nguyen:

On behalf of Pacific Entertainment Corporation (the “Company”), we have set forth below the Company’s responses to the comment letter dated July 1, 2011 that the Company received from the Staff of the United States Securities and Exchange Commission (the “Staff”) relating to Amendment No. 1 to the registration statement on Form 10 (File No. 000-54389) (the “Registration Statement”) filed by the  Company on June 17, 2011, and to one oral comment received from the Staff on July 7, 2011.  All references to the “Registration Statement” herein are to Amendment No. 1 to the registration statement on Form 10 filed on May 4, 2011.

The text of the Staff’s comments has been included in this letter in bold for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each comment.

Simultaneously herewith, the Company is filing Amendment No. 2 (the “Amendment”) to the Registration Statement. The Amendment has been revised to reflect the Company’s responses to the comments from the Staff. All page numbers in the responses below refer to the Amendment.

General

1.           We note your response to our prior comment nine.  Please revise this section to include a discussion similar to that set forth in the third to last paragraph on page 3 and the first full paragraph on page 7 regarding a “significant gap in revenue from royalties.”

United States Securities & Exchange Commission
Attn:  Ms. Lauren Nguyen, Attorney-Advisor
July 13, 2011

Response:

The requested language has been added on page 3 in response to the Staff’s comment.

2.           Please revise the table on page 2 to provide your total liabilities and accumulated deficit for each of the periods presented or advise.

Response:

The table has been revised in response to the Staff’s comment.

3.           We note your response to our prior comment 12 and reissue in part.  Please revise to clarify what you mean by “launched a line of classic movies and television programs” under the brand Pacific Entertainment Presents in 2010 on page 2.  For example, please revise to clarify whether these movies and television shows are sold as DVDs or whether these movies and television shows are broadcast on television or both.

Response:

The referenced language has been revised on page 1 to clarify that the product line is DVDs.

Distribution

4.           We note your response to our prior comment 8.  Please revise to clarify the concentration of risk you experience because of exclusive licensing agreements by providing quantitative information regarding the number of such licensing arrangements.

Response:

The disclosure has been revised on page 3, last paragraph under “Distribution,” in response to the Staff’s comment.

Products

5.           We note your response to our prior comment nine and reissue in part.  Please revise to describe what you mean by “exclusive categories” and “non-exclusive categories.”

Response:

The disclosure has been revised on page 3 in response to the Staff’s comment.

6.           We note your response to our prior comment 15 and reissue in part.  Please revise to clarify what you mean on page 3 by “introduced through Walmart.”

Response:

The products were first sold through Walmart.  However, in response to the Staff’s comments, the language regarding Walmart has been removed from the disclosure on page 3.

United States Securities & Exchange Commission
Attn:  Ms. Lauren Nguyen, Attorney-Advisor
July 13, 2011

 7.           We note your disclosure on page 4 that you had commissioned research into the use of music-based curriculum through San Diego State University.  Please revise to disclose when you commissioned this research and what inventions resulted from this research.

Response:

Research was conducted over a period of two to two and a half years.  The disclosure has been revised to clarify the period in response to the Staff’s comment.  The research was done into the effects of music-based curriculum for early learning based on intellectual property already developed by the Company, so there are no “inventions” per se.  It is difficult to give an exact description of the work product, which consisted of intangibles such as ideas, methods and know-how as well as research reports and memoranda memorializing the findings.

8.           Please also revise your disclosure, to the extent you are able, to disclose when you anticipate you will introduce products from the Circle of Education venture.

Response:

The disclosure has been revised on page 4 to include the requested disclosure.  There could, of course, be schedule slips, and language has been added to the effect that the Company is unable to guarantee an introduction date.

Circle of Education Joint Venture Agreement

9.           Please advise as to whether you provide financing for Circle of Education, LLC. To the extent that you do, please disclose here and in your Certain Relationships and Related Transactions and Director Independence section.  In this regard, we note your disclosure in this section that you have no current plans to conduct a private offering and your disclosure on page 32 that you intend to use the proceeds of a private offering to fund the general operating expenses, product development and introduction of Circle of Education, LLC.

Response:

The disclosure on page 4 has been revised in response to the Staff’s comment and duplicate disclosure has been included under “Certain Relationships and Related Transactions and Director Independence.”

Marketing

10.           Please reconcile your disclosure on page 5 that you “are developing” a musical based system for early learning to help prepare children for socialization and education with your disclosure in the next sentence that the curriculum and songs “were developed” in conjunction with Dr. Ritblatt.

Response:

The disclosure has been revised on page 5 in response to the Staff’s comment.

United States Securities & Exchange Commission
Attn:  Ms. Lauren Nguyen, Attorney-Advisor
July 13, 2011

11.           We note your response to our prior comment seven.  Please revise the last paragraph of this section to clarify that your relationship with Motta Internacional accounted for less than 1% of your gross sales in 2010.

Response:

Reference to Motta Internacional has been removed from the disclosure in lieu of adding the requested language since the relationship is not considered to be material.

Competition

12.           Please revise to provide support for your statement that your customers get more content for a lower price. Alternatively, please revise to delete the last sentence on page 6.

Response:

The referenced language has been deleted in response to the Staff’s comment.

Research and Development

13.           Refer to prior comment 24.  Please provide to us a reconciliation of the $210,742 costs capitalized as product development to the amount recorded on your balance sheet. In addition, please revise Note 1 to the financial statements to disclose your accounting policy for capitalizing product development costs.

Response:

The $210,742 reflects $185,742 allocated to new product development, which includes product masters and development of the Company’s website, and stock valued at $25,000 which was issued to the Company’s website developer in exchange for services rendered.   The line item on the balance sheet included only product development in process of $75,515, while the remaining $135,227 has been expended and included in “Intangible Assets” on the Balance Sheet.  The line item has been changed on the Balance Sheet to “Capitalized Product Development in Process” to avoid confusion, and the disclosure on page 8 has been revised to provide clarification.  Also, in response to the Staff’s comment, Note 1 to the Financial Statements has been revised as requested.

A reconciliation of the activities in the “Intangible Assets” and “Capitalized Product Development in Process” accounts on the Balance Sheet is as follows:

United States Securities & Exchange Commission
Attn:  Ms. Lauren Nguyen, Attorney-Advisor
July 13, 2011

	Intangible Assets	Product Development in Process
Beginning Balance, December 31, 2009	1,042,708	44,724
Cash Expenditures		185,742
Stock Issued for Services	25,000
Assets Placed in Service	154,951	(154,951)
Amortization for the twelve months ended December 31, 2010	(675,048)
Ending Balance, December 31, 2010	547,611	75,515

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Results of Operations - Three Month Period Ended March 31, 2011 Compared to March 31, 2010

14.           Please advise as to what is meant by the language “significant progress in our self-distribution program” in the first paragraph in this section.

Response:

The referenced language has been removed from the disclosure on page 15 in response to the Staff’s comment.

Outlook

15.           Please advise whether the three customers referred to in the last paragraph on page 18 included Battat Incorporated.

Response:

The disclosure did include Battat Incorporated (“Battat”).  The disclosure has been revised in response to the Staff’s comment to reflect current conditions since the Battat license agreement was terminated in 2010.  Although the Company does anticipate a gap in revenue as a result of the termination of the license, as disclosed in the immediately succeeding paragraph of the disclosure and elsewhere in the Amendment, the Company does not feel that it’s business is now substantially dependent upon sales of the Battat toy line.

Exhibit Index

16.           For Exhibits 10.13 and 10.17, please revise to provide clearer descriptions of the agreements, such as indicating that Exhibit 10.14 is an agreement between Pacific Entertainment Corporation and Dr. Shulamit Ritblatt dated September 20, 2011 and indicating that Exhibit 10.17 is an agreement between Pacific Entertainment Corporation and Isabel Moeller dated April 1, 2011.

United States Securities & Exchange Commission
Attn:  Ms. Lauren Nguyen, Attorney-Advisor
July 13, 2011

Response:

The Exhibit Index has been revised in response to the Staff’s comment.

Oral Comment

The Company notes the Staff’s oral comment of July 7, 2011 and now understands it is the position of the Staff that a company that did not previously have a Section 15(d) or Section 13(a) reporting obligation would not be able to file periodic or current reports on the EDGAR system without first registering an offer and sale of securities under the Securities Act of 1933, as amended, or a class of securities under the Securities Exchange Act of 1934, as amended.

***

A letter from Klaus Moeller, Chief Executive Officer of the Company, with the following representations is annexed to this letter:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments, or changes to the Company’s disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If, after your review of this letter and the Amendment, you have any additional questions or comments, please contact the undersigned at your convenience at (760) 931-0903.

Very Truly Yours,
LAW OFFICES OF GRETCHEN COWEN, APC

/s/ Gretchen Cowen
Gretchen Cowen, Esq.

Encl.

cc:          Sonia Bednarowski
Patrick Kuhn
Lyn Shenk
(U.S. Securities & Exchange Commission)

cc:          Klaus Moeller
Jeanene Morgan
(Pacific Entertainment Corporation)

5820 Oberlin Drive, Suite 203, San Diego, California 92121

July 13, 2011

VIA EDGAR SUBMISSION

Division of Corporate Finance
United States Securities & Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, DC 20549

Attn:	Ms. Lauren Nguyen, Attorney-Advisor

Re:	Pacific Entertainment Corporation
Amendment No. 1 to Form 10-12G
Filed June 17, 2011
File No. 000-54389

Dear Ms. Nguyen:

Reference is hereby made to that letter of even date herewith submitted by Gretchen Cowen of Law Offices of Gretchen Cowen, APC to you in response to the comment letter dated July 1, 2011 that Pacific Entertainment Corporation (the “Company”) received from the Staff of the United States Securities and Exchange Commission (the “Staff”) regarding the above-referenced filing.

In connection with the responses to your comments contained within Ms. Cowen’s letter, we hereby acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filing;

•	Staff comments, or changes to our disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in our compliance with applicable disclosure requirements and in enhancing the overall disclosures in our filing.

Very truly yours,

Pacific Entertainment Corporation

/s/ Klaus Moeller

Klaus Moeller, Chief Executive Officer